Dreyfus Institutional Cash Advantage Fund

ANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Fund for the 12-month period ended April 30, 2006. During the reporting period, the fund produced yields of 3.73% for Administrative shares, 3.40% for Participant shares, 3.80% for Institutional shares and 3.55% for Investor shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 3.79% for Administrative shares, 3.45% for Participant shares, 3.87% for Institutional shares and 3.61% for Investor shares.[2]

The Economy

Investor sentiment began the reporting period on a cautious note, with the possibility of slower global economic growth weighing on investor sentiment. Still, as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. The Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25% by the summer.

In July and August, stronger employment data helped convince investors that economic growth was solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate, and the Fed raised the federal funds rate to 3.5% at its meeting in August. Then, on August 29, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel. Although some analysts believed that the Fed would pause at its September meeting to assess the storm's economic impact, the central bank remained on course, increasing the federal funds rate to 3.75%. In fact, U.S. GDP grew at a relatively robust 4.3% annualized rate during the third quarter of 2005.

As was widely expected, the Fed raised interest rates in early November when the economy continued to show signs of strength.

December saw a decline in the unemployment rate to 4.9%, further evidence that the U.S. economy remained on solid footing. However, when the Fed implemented its December 2005 rate hike to 4.25%, a change in the language in its accompanying announcement convinced some analysts that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.6% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown and hopes of an imminent end to higher interest rates soon dissipated, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, again revising the language in its accompanying statement to say that "some further policy firming may be needed…." This change was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

At times during the first quarter of 2006, the U.S. Treasury yield curve inverted, a phenomenon which in the past had been considered a harbinger of recession. However, inversion of the yield curve apparently was a result of demand from overseas investors seeking competitive yields from high-quality notes and bonds. In fact, the creation of new jobs in February helped alleviate any lingering concerns of an economic slowdown. Accordingly, few investors were surprised when the Fed in late March implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75%. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury yield curve began to steepen in April when new economic data suggested that the U.S. economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales indicated that the economy continued to grow at a relatively brisk pace.

Portfolio Focus

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.



Patricia A. Larkin
Senior Portfolio Manager

May 15, 2006
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

2 *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 3.71%, 3.38%, 3.78% and 3.53%, respectively. The fund's effective yield would have been 3.78%, 3.44%, 3.85% and 3.59%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.90	$ 2.65
Ending value (after expenses)	$1,021.60	$1,021.20	$1,020.30	$1,019.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,024.15	$1,023.80	$1,022.91	$1,022.17

† Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

April 30, 2006

Negotiable Bank Certificates of Deposit−25.7%	Principal Amount ($)	Value ($)
Abbey National Treasury Services PLC (Yankee)		
4.78%, 5/8/06	200,000,000	200,000,000
Banca Intesa SpA (Yankee)		
4.73%, 5/10/06	100,000,000	100,000,000
Banco Bilbao Vizcaya Argentaria, S.A. (Yankee)		
4.92%, 6/29/06	300,000,000	300,000,000
Bank of America N.A.		
4.82%, 3/21/07	250,000,000 [a]	250,000,000
Calyon North America Inc. (Yankee)		
4.73%, 5/10/06	150,000,000	150,000,000
Canadian Imperial Bank of Commerce (Yankee)		
4.73%, 5/10/06	400,000,000	400,000,000
Credit Suisse (Yankee)		
4.79%, 5/8/06	300,000,000	300,000,000
DEPFA BANK PLC (Yankee)		
4.73%−5.07%, 5/9/06−7/28/06	551,000,000 [b]	551,000,000
First Tennessee Bank N.A. Memphis		
4.93%−5.08%, 6/26/06−7/27/06	695,000,000	695,000,000
Societe Generale (Yankee)		
4.73%−4.80%, 5/8/06−5/11/06	625,000,000	625,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $3,571,000,000)		**3,571,000,000**

Commercial Paper−67.1%		
Amstel Funding Corp.		
4.93%, 6/28/06	27,353,000 [b]	27,138,253
ASB Bank Ltd.		
5.07%, 7/26/06	100,000,000	98,803,167
Atlantic Asset Securitization LLC		
4.79%, 5/5/06	66,918,000 [b]	66,882,533
Atlantis One Funding Corp.		
4.93%, 6/29/06	86,313,000 [b]	85,624,102
Bank of America Corp.		
5.02%, 6/28/06	75,000,000	74,398,613
Barclays U.S. Funding Corp.		
4.73%, 5/10/06	500,000,000	499,413,125
Bear Stearns Cos. Inc.		
4.75%, 5/10/06	100,000,000	99,882,250
Beta Finance Inc.		
4.95%, 7/5/06	35,000,000 [b]	34,690,979

Commercial Paper (continued)	Principal Amount ($)	Value ($)
BHP Billiton Finance (USA) Ltd. 4.79%, 5/4/06–5/5/06	121,630,000 b	121,568,402
BNP Paribas Finance Inc. 4.82%, 5/1/06	500,000,000	500,000,000
Bryant Park Funding LLC 5.07%, 7/25/06	20,557,000 b	20,313,828
CHARTA LLC 4.93%–5.07%, 6/21/06–7/27/06	600,000,000 b	594,937,083
Citigroup Global Markets Holdings Inc. 4.76%–4.79%, 5/8/06–5/9/06	365,000,000	364,641,133
CRC Funding LLC 4.93%, 6/29/06	100,000,000 b	99,202,681
Credit Suisse (USA) Inc. 4.74%, 5/10/06	300,000,000	299,647,500
Cullinan Finance Ltd. 4.92%–5.07%, 6/28/06–7/27/06	358,113,000 b	354,608,960
Daimler Chrysler Revolving Auto Conduit LLC 4.95%, 7/5/06	52,036,000	51,576,565
Daimler Chrysler Revolving Auto Conduit LLC, Ser. II 5.07%, 7/26/06	83,544,000	82,544,118
Deutsche Bank Financial LLC 4.82%, 5/1/06	500,000,000	500,000,000
DnB NOR Bank ASA 4.92%, 6/29/06	500,000,000	496,017,500
Gemini Securitization Corp., LLC 5.07%, 7/28/06	25,324,000 b	25,013,865
General Electric Capital Services Inc. 4.74%, 5/10/06	200,000,000	199,765,000
Grampian Funding Ltd. 4.71%–4.81%, 5/11/06–5/16/06	593,300,000 b	592,247,774
Harrier Finance Funding Ltd. 5.07%, 7/28/06	266,000,000 b	262,742,387
HBOS Treasury Services PLC 4.95%, 7/5/06	150,000,000	148,675,625
ING (US) Funding LLC 4.93%, 6/29/06	59,000,000	58,529,098
Intesa Funding LLC 4.73%–4.78%, 5/9/06–5/10/06	411,000,000	410,530,462
Landesbank Baden-Wuerttemberg 4.82%, 5/11/06	600,000,000	599,198,333

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Long Lane Master Trust IV 4.80%, 5/5/06	351,509,000 b	351,322,310
Mont Blanc Capital Corp. 4.79%, 5/8/06	15,000,000 b	14,986,088
Regency Markets No. 1 LLC 5.07%, 7/20/06	50,568,000 b	50,005,010
Scaldis Capital Ltd. 4.79%, 5/8/06	160,000,000 b	159,851,600
Sigma Finance Inc. 5.07%, 7/28/06	137,000,000 b	135,322,207
Skandinaviska Enskilda Banken AB 4.73%, 5/10/06	200,000,000	199,765,250
Skandinaviska Enskilda Banken AB 5.07%, 7/28/06	320,000,000	316,081,067
Solitaire Funding Ltd. 4.93%–5.07%, 6/29/06–7/21/06	448,000,000 b	444,267,184
Spintab AB (Swedmortgage) 4.93%–5.07%, 6/28/06–7/27/06	311,500,000	308,550,962
Stadshypotek Delaware Inc. 4.73%, 5/10/06	33,850,000 b	33,810,311
Thames Asset Global Securitization No 1 Inc. 4.95%, 6/26/06	44,981,000 b	44,638,845
Toyota Motor Credit Corp. 4.78%, 5/8/06	100,000,000 b	99,907,444
Variable Funding Capital Company, LLC 4.78%, 5/8/06	57,000,000 b	56,947,243
Yorktown Capital, LLC 4.79%, 5/8/06	325,578,000 b	325,276,025
Total Commercial Paper (cost $9,309,324,882)		**9,309,324,882**

Corporate Note–1.3%		
Westpac Banking Corp. 4.87%, 5/16/06 (cost $180,000,000)	180,000,000 a	**180,000,000**

8

Short-Term Bank Notes—2.2%	Principal Amount ($)	Value ($)
Harris Bankcorp, Inc.		
4.79%, 5/8/06	100,000,000	100,000,000
Harris N.A.		
4.73%, 5/10/06	200,000,000	200,000,000
Total Short-Term Bank Notes		
(cost $300,000,000)		**300,000,000**

Time Deposit—3.8%		
State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
4.84%, 5/1/06		
(cost $527,000,000)	527,000,000	**527,000,000**

Total Investments (cost $13,887,324,882)	**100.1%**	**13,887,324,882**
Liabilities, Less Cash and Receivables	**(.1%)**	**(10,283,826)**
Net Assets	**100.0%**	**13,877,041,056**

[a] *Variable rate security—interest rate subject to periodic change.*
[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $4,552,305,114 or 32.8% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	73.0	Asset-Backed Certificates	2.3
Asset-Backed/Multiseller Programs	10.0	Finance	2.2
Asset-Backed/Structured		Asset-Backed/Single Seller	1.0
Investment Vehicles	5.7	Mining	.9
Asset-Backed/Securities		Brokerage Firms	.7
Arbitrage Vehicles	4.3		**100.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	13,887,324,882	13,887,324,882
Interest receivable		17,226,757
		13,904,551,639
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		1,571,024
Cash overdraft due to Custodian		25,939,559
		27,510,583
Net Assets ($)		**13,877,041,056**
Composition of Net Assets ($):		
Paid-in capital		13,878,050,610
Accumulated net realized gain (loss) on investments		(1,009,554)
Net Assets ($)		**13,877,041,056**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	13,272,946,145
Shares Outstanding	13,273,919,394
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	568,822,606
Shares Outstanding	568,858,002
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	35,245,672
Shares Outstanding	35,246,578
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	26,633
Shares Outstanding	26,636
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**462,520,331**
Expenses:	
Management fee–Note 2(a)	11,427,548
Administration fee–Note 2(b)	5,713,774
Distribution fees–Note 2(c)	428,715
Total Expenses	**17,570,037**
Less–reduction in management fee due to undertaking–Note 2(a)	(2,285,810)
Net Expenses	**15,284,227**
Investment Income–Net	**447,236,104**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(1,004,372)**
Net Increase in Net Assets Resulting from Operations	**446,231,732**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	447,236,104	65,234,066
Net realized gain (loss) on investments	(1,004,372)	(4)
Net Increase (Decrease) in Net Assets Resulting from Operations	**446,231,732**	**65,234,062**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(427,500,934)	(61,683,024)
Administrative Advantage shares	(18,589,134)	(3,500,183)
Investor Advantage shares	(1,145,148)	(50,506)
Participant Advantage shares	(888)	(353)
Total Dividends	**(447,236,104)**	**(65,234,066)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	111,900,822,104	34,865,957,071
Administrative Advantage shares	4,226,582,796	1,851,722,011
Investor Advantage shares	2,294,235,442	305,887,946
Participant Advantage shares	1	7
Dividends reinvested:		
Institutional Advantage shares	221,617,371	32,958,175
Administrative Advantage shares	2,254,790	3,399,733
Investor Advantage shares	269,068	44,020
Participant Advantage shares	889	353
Cost of shares redeemed:		
Institutional Advantage shares	(105,216,598,407)	(28,694,125,027)
Administrative Advantage shares	(4,119,213,379)	(1,395,913,498)
Investor Advantage shares	(2,313,487,751)	(251,727,613)
Participant Advantage shares	(1)	(3)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**6,996,482,923**	**6,718,203,175**
Total Increase (Decrease) in Net Assets	**6,995,478,551**	**6,718,203,171**
Net Assets ($):		
Beginning of Period	6,881,562,505	163,359,334
End of Period	**13,877,041,056**	**6,881,562,505**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,			
Institutional Advantage Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.038	.018	.010	.013
Distributions:				
Dividends from investment income−net	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.87	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	3.92	2.19	.99	1.38[b]
Net Assets, end of period ($ x 1,000)	13,272,946	6,368,073	163,283	311,006

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

Administrative Advantage Shares	Year Ended April 30,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.037	.017	.009	.013
Distributions:				
Dividends from investment income−net	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.79	1.73	.91	1.40[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	3.74	2.12	.92	1.31[b]
Net Assets, end of period ($ x 1,000)	568,823	459,234	26	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

Investor Advantage Shares	Year Ended April 30,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.035	.015	.007	.011
Distributions:				
Dividends from investment income−net	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	3.57	1.94	.74	1.13[b]
Net Assets, end of period ($ x 1,000)	35,246	54,230	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

Participant Advantage Shares	Year Ended April 30,			
	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income–net	.034	.014	.006	.010
Distributions:				
Dividends from investment income–net	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.45	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	3.40	1.79	.59	.98[b]
Net Assets, end of period ($x 1,000)	27	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*

[b] *Annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all the outstanding shares of Participant Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation

and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The fund has unused capital loss carryover of $1,009,554 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $4,013 of the carryover expires in fiscal 2011, $1,165 expires in fiscal 2012, $4 expires in fiscal 2013 and $1,004,372 expires in fiscal 2014.

The tax character of all distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005, respectively, were all ordinary income.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2005 to April 30, 2006 to waive receipt of a portion of its management fee. The reduction in management fee pursuant to the undertaking, amounted to $2,285,810 during the period ended April 30, 2006. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage, and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2006, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $348,337, $80,274 and $104, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $1,186,691, Rule 12b-1 distribution plan fees $37,351, and administration fees $578,303 which are offset against an expense reimbursement currently in effect in the amount of $231,321.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Fund (one of the funds comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2006, the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Fund at April 30, 2006, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 9, 2006

IMPORTANT TAX INFORMATION <small>(Unaudited)</small>

For federal tax purposes the fund hereby designates 80.88% of ordinary income dividends paid during the fiscal year ended April 30, 2006 as qualifying "interest related dividends."

Joseph S. DiMartino (62)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (78)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2002.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 16 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since April 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since April 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Dreyfus Institutional Cash Advantage Fund

200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com. You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0093AR0406

Dreyfus Institutional Cash Advantage Plus Fund

ANNUAL REPORT April 30, 2006



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Institutional Cash Advantage Plus Fund for the 12-month period ended April 30, 2006. During the reporting period, the fund produced yields of 3.73% for Administrative shares, 3.40% for Participant shares, 3.80% for Institutional shares and 3.55% for Investor shares. Taking into account the effects of compounding, the fund produced effective yields[1] of 3.79% for Administrative shares, 3.46% for Participant shares, 3.86% for Institutional shares and 3.60% for Investor shares.[2]

The Economy

Investor sentiment began the reporting period on a cautious note, with the possibility of slower global economic growth weighing on investor sentiment. Still, as it had since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. The Fed implemented rate hikes in May and June, raising the federal funds rate to 3.25% by the summer.

In July and August, stronger employment data helped convince investors that economic growth was solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate, and the Fed raised the federal funds rate to 3.5% at its meeting in August. Then, on August 29, Hurricane Katrina struck the Gulf Coast, and oil prices spiked to more than $70 per barrel. Although some analysts believed that the Fed would pause at its September meeting to assess the storm's economic impact, the central bank remained on course, increasing the federal funds rate to 3.75%. In fact, U.S. GDP grew at a relatively robust 4.3% annualized rate during the third quarter of 2005.

As was widely expected, the Fed raised interest rates in early November when the economy continued to show signs of strength.

December saw a decline in the unemployment rate to 4.9%, further evidence that the U.S. economy remained on solid footing. However, when the Fed implemented its December 2005 rate hike to 4.25%, a change in the language in its accompanying announcement convinced some analysts that the credit tightening campaign might be nearing completion. A lower-than-expected GDP growth rate of 1.6% for the fourth quarter of 2005 appeared to lend credence to this view.

Fears of an economic slowdown and hopes of an imminent end to higher interest rates soon dissipated, however, when the unemployment rate slid to 4.7%, a multi-year low. As expected, the Fed raised the federal funds rate to 4.5% at its January meeting, again revising the language in its accompanying statement to say that "some further policy firming may be needed…." This change was widely viewed as an attempt to give the new Fed Chairman, Ben Bernanke, flexibility to set his own course.

At times during the first quarter of 2006, the U.S. Treasury yield curve inverted, a phenomenon which in the past had been considered a harbinger of recession. However, inversion of the yield curve apparently was a result of demand from overseas investors seeking competitive yields from high-quality notes and bonds. In fact, the creation of new jobs in February helped alleviate any lingering concerns of an economic slowdown. Accordingly, few investors were surprised when the Fed in late March implemented its fifteenth consecutive increase in the federal funds rate, driving it to 4.75%. Indeed, it later was announced that the initial estimate of annualized first-quarter GDP growth was a robust 4.8%.

The U.S. Treasury yield curve began to steepen in April when new economic data suggested that the U.S. economy might be stronger than many analysts previously expected. Despite some slowing in the housing market, low unemployment, strong consumer confidence and brisk retail sales indicated that the economy continued to grow at a relatively brisk pace.

Portfolio Focus

On May 10, after the close of the reporting period, the Fed raised the federal funds rate to 5% and indicated that economic growth was expected to moderate to a more sustainable pace. In addition, several members of the Federal Open Market Committee have indicated that they feel monetary policy is now in the neutral range, and further changes in interest rates are likely to depend on prevailing economic data. A substantial slowdown in economic growth could preclude further rate increases, but additional gains in global commodity prices might make the Fed more inclined to tighten more aggressively to forestall inflationary pressures. Accordingly, while we have maintained the fund's relatively short weighted average maturity, we are prepared to adjust our strategy when we become convinced that short-term interest rates have peaked.



Patricia A. Larkin
Senior Portfolio Manager

May 15, 2006
New York, NY

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1   *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

2   *Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield for its Administrative shares, Participant shares, Institutional shares and Investor shares would have been 3.71%, 3.38%, 3.78% and 3.53%, respectively. The fund's effective yield would have been 3.78%, 3.44%, 3.85% and 3.59%, respectively.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Cash Advantage Plus Fund from November 1, 2005 to April 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.90	$ 2.65
Ending value (after expenses)	$1,021.60	$1,021.20	$1,020.30	$1,019.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2006

	Institutional Advantage	Administrative Advantage	Investor Advantage	Participant Advantage
Expenses paid per $1,000†	$ .65	$ 1.00	$ 1.91	$ 2.66
Ending value (after expenses)	$1,024.15	$1,023.80	$1,022.91	$1,022.17

† *Expenses are equal to the fund's annualized expense ratio of .13% for Institutional Advantage, .20% for Administrative Advantage, .38% for Investor Advantage and .53% for Participant Advantage; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2006

Negotiable Bank Certificates of Deposit−14.2%	Principal Amount ($)	Value ($)
Bank of America N.A.		
4.82%, 3/21/07	20,000,000 a	20,000,000
Calyon North America Inc. (Yankee)		
4.73%, 5/10/06	50,000,000	50,000,000
Credit Suisse (Yankee)		
4.79%, 5/8/06	75,000,000	75,000,000
DEPFA BANK PLC (Yankee)		
4.73%, 5/9/06	50,000,000 b	50,000,000
First Tennessee Bank N.A. Memphis		
5.08%, 7/27/06	80,000,000	80,000,000
Societe Generale (Yankee)		
4.73%, 5/10/06	70,000,000	70,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $345,000,000)		**345,000,000**

Commercial Paper−65.3%		
Amstel Funding Corp.		
4.93%, 6/28/06	75,000,000 b	74,411,179
Bank of America Corp.		
5.02%, 6/28/06	75,000,000	74,398,612
Barclays U.S. Funding Corp.		
4.73%, 5/10/06	75,000,000	74,911,969
BNP Paribas Finance Inc.		
4.82%, 5/1/06	85,000,000	85,000,000
CBA (Delaware) Finance Inc.		
4.90%, 6/23/06	58,500,000	58,083,155
Citigroup Global Markets Holdings Inc.		
4.79%, 5/9/06	50,000,000	49,947,000
Cullinan Finance Ltd.		
4.91%−5.07%, 6/22/06−7/26/06	108,000,000 b	106,885,917
Deutsche Bank Financial LLC		
4.82%, 5/1/06	85,000,000	85,000,000
Falcon Asset Securitization Corp.		
4.79%, 5/9/06	10,000,000 b	9,989,400
Govco Inc.		
5.07%, 7/28/06	50,000,000 b	49,387,667
Grampian Funding Ltd.		
4.93%, 6/27/06	75,000,000 b	74,421,687
Harrier Finance Funding Ltd.		
4.91%, 6/23/06	56,000,000 b	55,600,144

Commercial Paper (continued)	Principal Amount ($)	Value ($)
HSH Nordbank AG		
4.95%, 7/5/06	75,000,000 b	74,337,812
K2 (USA) LLC		
4.91%, 6/23/06	52,720,000 b	52,343,565
Landesbank Baden-Wuerttemberg		
4.82%, 5/11/06	80,000,000	79,893,111
Prudential Funding LLC		
4.83%, 5/1/06	85,000,000	85,000,000
Ranger Funding Company, LLC		
4.95%, 7/3/06	47,972,000 b	47,561,480
Sigma Finance Inc.		
5.07%, 7/28/06	63,000,000 b	62,228,460
Skandinaviska Enskilda Banken AB		
5.07%, 7/28/06	80,000,000	79,020,267
Solitaire Funding Ltd.		
4.79%, 5/8/06	70,492,000 b	70,426,619
Thames Asset Global Securitization No 1 Inc.		
4.94%, 6/26/06	29,981,000 b	29,753,411
Thunder Bay Funding LLC		
4.79%–4.80%, 5/1/06–5/8/06	72,401,000 b	72,381,400
Times Square Funding LLC		
4.81%, 5/10/06	25,000,000 b	24,970,062
UBS Finance Delaware LLC		
4.82%, 5/1/06	85,000,000	85,000,000
Westpac Banking Corp.		
4.94%, 6/30/06	25,000,000	24,796,667
Total Commercial Paper		
(cost $1,585,749,584)		**1,585,749,584**

Time Deposits–20.8%		
Fortis Bank (Grand Cayman)		
4.82%, 5/1/06	85,000,000	85,000,000
M&I Marshall & Ilsley Bank Milwaukee, WI (Grand Cayman)		
4.88%, 5/1/06	80,000,000	80,000,000
Natexis Banques Populaires (Grand Cayman)		
4.82%, 5/1/06	85,000,000	85,000,000
National Australia Bank Ltd. (Grand Cayman)		
4.84%, 5/1/06	60,000,000	60,000,000
Rabobank Nederland (Grand Cayman)		
4.82%, 5/1/06	85,000,000	85,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
Sanpaolo IMI U.S. Financial Co. (Grand Cayman) 4.82%, 5/1/06	85,000,000	85,000,000
State Street Bank and Trust Co., Boston, MA (Grand Cayman) 4.84%, 5/1/06	25,000,000	25,000,000
Total Time Deposits (cost $505,000,000)		**505,000,000**
Total Investments (cost $2,435,749,584)	**100.3%**	**2,435,749,584**
Liabilities, Less Cash and Receivables	**(.3%)**	**(6,479,933)**
Net Assets	**100.0%**	**2,429,269,651**

[a] *Variable rate security—interest rate subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $854,698,803 or 35.2% of net assets.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	65.3	Insurance	3.5
Asset-Backed/Multiseller Programs	12.5	Asset-Backed/Securities	
Asset-Backed/Structured		Arbitrage Vehicles	3.1
Investment Vehicles	11.4	Asset-Backed Certificates	1.0
Finance	3.5		**100.3**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	2,435,749,584	2,435,749,584
Interest receivable		1,815,329
		2,437,564,913
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(c)		219,840
Cash overdraft due to Custodian		8,075,422
		8,295,262
Net Assets ($)		**2,429,269,651**
Composition of Net Assets ($):		
Paid-in capital		2,429,402,553
Accumulated net realized gain (loss) on investments		(132,902)
Net Assets ($)		**2,429,269,651**

Net Asset Value Per Share

Institutional Advantage Shares	
Net Assets ($)	2,409,207,261
Shares Outstanding	2,409,340,010
Net Asset Value Per Share ($)	**1.00**
Administrative Advantage Shares	
Net Assets ($)	20,008,967
Shares Outstanding	20,009,113
Net Asset Value Per Share ($)	**1.00**
Investor Advantage Shares	
Net Assets ($)	26,789
Shares Outstanding	26,793
Net Asset Value Per Share ($)	**1.00**
Participant Advantage Shares	
Net Assets ($)	26,634
Shares Outstanding	26,637
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2006

Investment Income ($):	
Interest Income	**64,818,917**
Expenses:	
Management fee–Note 2(a)	1,626,211
Administration fee–Note 2(b)	813,105
Distribution fees–Note 2(c)	3,057
Total Expenses	**2,442,373**
Less–reduction in management fee due to undertaking–Note 2(a)	(325,242)
Net Expenses	**2,117,131**
Investment Income–Net	**62,701,786**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(127,649)**
Net Increase in Net Assets Resulting from Operations	**62,574,137**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2006	2005
Operations ($):		
Investment income–net	62,701,786	19,017,239
Net realized gain (loss) on investments	(127,649)	–
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**62,574,137**	**19,017,239**
Dividends to Shareholders from ($):		
Investment income–net:		
Institutional Advantage shares	(62,529,712)	(18,898,605)
Administrative Advantage shares	(169,881)	(5,157)
Investor Advantage shares	(1,257)	(5,416)
Participant Advantage shares	(936)	(108,061)
Total Dividends	**(62,701,786)**	**(19,017,239)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Institutional Advantage shares	9,968,448,503	7,567,447,974
Administrative Advantage shares	34,771,319	2,174,576
Investor Advantage shares	739,733	1,550,003
Participant Advantage shares	11,543	12,886,536
Dividends reinvested:		
Institutional Advantage shares	6,854,254	1,522,514
Administrative Advantage shares	158,542	4,608
Investor Advantage shares	1,206	4,369
Participant Advantage shares	890	354
Cost of shares redeemed:		
Institutional Advantage shares	(9,170,428,571)	(6,127,792,766)
Administrative Advantage shares	(16,444,593)	(680,888)
Investor Advantage shares	(740,006)	(1,553,978)
Participant Advantage shares	(11,543)	(12,886,787)
Increase (Decrease) in Net Assets from		
Beneficial Interest Transactions	**823,361,277**	**1,442,676,515**
Total Increase (Decrease) in Net Assets	**823,233,628**	**1,442,676,515**
Net Assets ($):		
Beginning of Period	1,606,036,023	163,359,508
End of Period	**2,429,269,651**	**1,606,036,023**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,			
Institutional Advantage Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.038	.018	.010	.013
Distributions:				
Dividends from investment income−net	(.038)	(.018)	(.010)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.86	1.80	1.00	1.46[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.15	.15	.15	.15[b]
Ratio of net expenses to average net assets	.13	.11	.05	.05[b]
Ratio of net investment income to average net assets	3.85	1.95	1.00	1.38[b]
Net Assets, end of period ($ x 1,000)	2,409,207	1,604,461	163,283	311,006

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

	Year Ended April 30,			
Administrative Advantage Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.037	.017	.009	.013
Distributions:				
Dividends from investment income−net	(.037)	(.017)	(.009)	(.013)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.79	1.73	.93	1.40[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.22	.22	.22	.22[b]
Ratio of net expenses to average net assets	.20	.18	.12	.12[b]
Ratio of net investment income to average net assets	3.78	1.88	.91	1.31[b]
Net Assets, end of period ($x 1,000)	20,009	1,524	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

	Year Ended April 30,			
Investor Advantage Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.035	.015	.007	.011
Distributions:				
Dividends from investment income−net	(.035)	(.015)	(.007)	(.011)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.61	1.55	.75	1.21[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.40	.40	.40	.40[b]
Ratio of net expenses to average net assets	.38	.36	.30	.30[b]
Ratio of net investment income to average net assets	3.60	1.70	.75	1.13[b]
Net Assets, end of period ($x 1,000)	27	26	25	25

[a] *From June 3, 2002 (commencement of operations) to April 30, 2003.*
[b] *Annualized.*
See notes to financial statements.

		Year Ended April 30,		
Participant Advantage Shares	2006	2005	2004	2003[a]
Per Share Data ($):				
Net asset value, beginning of period	1.00	1.00	1.00	1.00
Investment Operations:				
Investment income−net	.034	.014	.006	.010
Distributions:				
Dividends from investment income−net	(.034)	(.014)	(.006)	(.010)
Net asset value, end of period	1.00	1.00	1.00	1.00
Total Return (%)	3.46	1.39	.60	1.06[b]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.55	.55	.55	.55[b]
Ratio of net expenses to average net assets	.53	.51	.45	.45[b]
Ratio of net investment income to average net assets	3.45	1.55	.60	.98[b]
Net Assets, end of period ($x 1,000)	27	26	26	25

[a] From June 3, 2002 (commencement of operations) to April 30, 2003.
[b] Annualized.
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Cash Advantage Plus Fund (the "fund") is a separate diversified series of Dreyfus Institutional Cash Advantage Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company and operates as a series company offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Manager also serves as administrator for the fund.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold without a sales charge. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in each of the following classes of shares: Institutional Advantage, Administrative Advantage, Investor Advantage and Participant Advantage. Administrative Advantage, Investor Advantages and Participant Advantage shares are subject to a Service Plan adopted pursuant to Rule 12b-1 under the Act. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2006, MBC Investment Corp., an indirect subsidiary of Mellon Financial, held all of the outstanding shares of Participant Advantage and Investor Advantage shares of the fund.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost, in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2006 the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The fund has an unused capital loss carryover of $132,902 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to April 30, 2006. If not applied, $4,047 of the carryover expires in fiscal 2011, $1,206 expires in fiscal 2012 and $127,649 expires in fiscal 2014.

The tax character of all distributions paid to shareholders during the fiscal periods ended April 30, 2006 and April 30, 2005, were all ordinary income.

At April 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly.

The Manager has agreed to pay all of the fund's expenses, except management fees, administration fees, Rule 12b-1 fees, brokerage commissions, taxes, and extraordinary expenses. The Manager had undertaken from May 1, 2005 through April 30, 2006 to waive receipt of a portion of its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $325,242 during the period ended April 30, 2006. This waiver is voluntary, not contractual and may be terminated at any time.

(b) As compensation for the Manager's services under the Administration Agreement, the Company has agreed to pay the Manager a monthly administration fee at the annual rate .05% of the value of each fund's average daily net assets.

(c) Under the fund's Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, relating to its Administrative Advantage, Investor Advantage, and Participant Advantage shares, the fund pays the Distributor for distributing such classes of shares and for advertising and marketing relating to such classes of shares and for providing certain services relating to shareholder accounts in such classes of shares, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts ("Servicing"), at an aggregate annual rate of .07%, .25% and .40% of the value of the average daily net assets of the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares, respectively. The Distributor may pay one or more Service Agents (a securities dealer, financial institution or other industry professional) a fee in respect of the fund's Administrative Advantage shares, Investor Advantage shares and Participant Advantage shares owned by shareholders with whom the Service Agent has a Servicing relationship or for whom the Service Agent is the dealer or holder of record. The Distributor determines the amounts, if any, to be paid to Service Agents under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2006, the fund's Administrative Advantage, Investor Advantage and Participant Advantage shares were charged $2,853, $92 and $112, respectively, pursuant to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $168,025, Rule 12b-1 service plan fees $797 and administration fees $85,030, which are offset against a voluntary expense reimbursement currently in effect in the amount of $34,012.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Institutional Cash Advantage Plus Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Institutional Cash Advantage Plus Fund (one of the funds comprising Dreyfus Institutional Cash Advantage Funds) as of April 30, 2006, and the related statement of operations for the year then ended and the statement of changes in net assets for each of the two years in the period then ended and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of April 30, 2006 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Institutional Cash Advantage Plus Fund at April 30, 2006, and the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
June 9, 2006

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 78.70% of ordinary income dividends paid during the fiscal year ended April 30, 2006 as qualifying "interest related dividends."

Joseph S. DiMartino (62)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:

• Corporate Director and Trustee

Other Board Memberships and Affiliations:

• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

Clifford L. Alexander, Jr. (72)
Board Member (2002)

Principal Occupation During Past 5 Years:

• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)

Other Board Memberships and Affiliations:

• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 60

Lucy Wilson Benson (78)
Board Member (2002)

Principal Occupation During Past 5 Years:

• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:

• The International Executive Services Corps., Director Emeritus
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Trustee Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 37

David W. Burke (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

Whitney I. Gerard (71)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 35

George L. Perry (72)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

No. of Portfolios for which Board Member Serves: 35

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Arthur A. Hartman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2002.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 12 other investment companies (comprised of 16 portfolios) managed by the Manager. He is 50 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since April 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since April 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Institutional
Cash Advantage Plus Fund**

200 Park Avenue
New York, NY 10166

Manager and Administrator

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your Dreyfus Investments Division representative or 1-800-346-3621

Mail Dreyfus Investments Division, 144 Glenn Curtiss Boulevard,
Uniondale, NY 11556-0144

E-mail Access Dreyfus Investments Division at www.dreyfus.com.
You can obtain product information and E-mail requests for information or literature.

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0142AR0406